UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

SeaWorld Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

81282V100

(CUSIP Number)

LAWRENCE JULIANO

hill path capital lp

150 East 58th Street, 32nd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 19, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,024,464
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,024,464
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,024,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL CO-INVESTMENT PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		154,336
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

154,336
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS-H LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,334,162
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,334,162
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,334,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		438,129
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

438,129
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

438,129
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS CO-INVESTMENT E2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		36,871
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

36,871
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,871
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,512,962
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,512,962
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,512,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.2%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL PARTNERS E GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		475,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

475,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

475,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH INVESTMENT HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,987,962
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,987,962
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,987,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,987,962
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,987,962
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,987,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IA, PN

10

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,987,962
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,987,962
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,987,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 81282V100

1	NAME OF REPORTING PERSON

SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,987,962
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,987,962
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,987,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP No. 81282V100

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of SeaWorld Entertainment, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9205 South Park Center Loop, Suite 400, Orlando, Florida 32819.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Hill Path Capital Partners LP, a Delaware limited partnership (“Hill Path Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Hill Path Capital Co-Investment Partners LP, a Delaware limited partnership (“Hill Path Co-Investment”), with respect to the Shares directly and beneficially owned by it;
(iii)	Hill Path Capital Partners-H LP, a Delaware limited partnership (“Hill Path H”) with respect to the Shares directly and beneficially owned by it;
(iv)	Hill Path Capital Partners Co-Investment E LP, a Delaware limited partnership (“Hill Path E”), with respect to the Shares directly and beneficially owned by it;
(v)	Hill Path Capital Partners Co-Investment E2 LP, a Delaware limited partnership (“Hill Path E2”), with respect to the Shares directly and beneficially owned by it;
(vi)	Hill Path Capital Partners GP LLC, a Delaware limited liability company (“Hill Path GP”), as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H;
(vii)	Hill Path Capital Partners E GP LLC, a Delaware limited liability company (“Hill Path E GP”), as the general partner of each of Hill Path E and Hill Path E2;
(viii)	Hill Path Investment Holdings LLC, a Delaware limited liability company (“Hill Path Investment Holdings”), as the managing member of Hill Path GP and Hill Path E GP;
(ix)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E and Hill Path E2;
(x)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and
13

CUSIP No. 81282V100

(xi)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings.

 Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 32nd Floor, New York, New York 10155.

(c)       The principal business of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E and Hill Path E2 is investing in securities. The principal business of Hill Path GP is serving as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H. The principal business of Hill Path E GP is serving as the general partner of each of Hill Path E and Hill Path E2. The principal business of Hill Path Investment Holdings is serving as the managing member of each of Hill Path GP and Hill Path E GP. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E and Hill Path E2. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. Mr. Ross is the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ross is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E and Hill Path E2 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,024,464 Shares beneficially owned by Hill Path Capital is approximately $88,454,409, including brokerage commissions.  The aggregate purchase price of the 154,336 Shares beneficially owned by Hill Path Co-Investment is approximately $2,770,012, including brokerage commissions.  The aggregate purchase price of the 1,334,162 Shares beneficially owned by Hill Path H is approximately $24,107,872, including brokerage commissions.   The aggregate purchase price of the 438,129 Shares beneficially owned by Hill Path E is approximately $7,769,254, including brokerage commissions.   The aggregate purchase price of the 36,871 Shares beneficially owned by Hill Path E2 is approximately $653,826, including brokerage commissions.

Item 4.	Purpose of Transaction.

Hill Path is a private investment firm that manages a pool of investment capital on behalf of institutional investors, high net worth families and the principals of Hill Path.  Hill Path focuses on making long term investments in the equity and debt of both public and private businesses across industry sectors.

14

CUSIP No. 81282V100

The Reporting Persons and their representatives have had and expect to continue to have meetings, written communications and discussions with the members of management and the Board of Directors of the Issuer (the “Board”) regarding a variety of matters relating to the Issuer, including, among other things, the Issuer’s business, operating performance, capital structure, capital allocation, corporate governance, Board composition and other strategic matters, and may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons and their representatives have had and expect to continue to have discussions and other communications with current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding the matters set forth in the preceding paragraph.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; suggesting changes in the Issuer's business, operations, capital structure, capital allocation, corporate governance, Board composition and other strategic matters; acquiring additional Shares and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 90,747,600 Shares outstanding, as of April 18, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 24, 2017.

A.	Hill Path Capital
(a)	As of the close of business on May 1, 2017, Hill Path Capital beneficially owned 5,024,464 Shares.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 5,024,464
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,024,464
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Hill Path Co-Investment
(a)	As of the close of business on May 1, 2017, Hill Path Co-Investment beneficially owned 154,336 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 154,336
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 154,336
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path Co-Investment during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Hill Path H
(a)	As of the close of business on May 1, 2017, Hill Path H beneficially owned 1,334,162 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 1,334,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,334,162
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path H has not entered into any transactions in the Shares during the past sixty days.
D.	Hill Path E
(a)	As of the close of business on May 1, 2017, Hill Path E beneficially owned 438,129 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 438,129
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 438,129
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path E during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Hill Path E2
(a)	As of the close of business on May 1, 2017, Hill Path E2 beneficially owned 36,871 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 36,871
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 36,871
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Hill Path E2 during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Hill Path GP
(a)	Hill Path GP, as the general partner of each of Hill Path Capital, Hill Path Co-Investment and Hill Path H, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment and (iii) 1,334,162 Shares owned by Hill Path H.

Percentage: Approximately 7.2%

(b)	1. Sole power to vote or direct vote: 6,512,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,512,962
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital and Hill Path Co-Investment during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Hill Path E GP
(a)	Hill Path E GP, as the general partner of each of Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 438,129 Shares owned by Hill Path E and (ii) 36,871 Shares owned by Hill Path E2.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 475,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 475,000
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path E GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the shares on behalf of each of Hill Path E and Hill Path E2 during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Hill Path Investment Holdings
(a)	Hill Path Investment Holdings, as the managing member of each of Hill Path GP and Hill Path E GP, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 438,129 Shares owned by Hill Path E and (v) 36,871 Shares owned by Hill Path E2.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 6,987,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,987,962
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Investment Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital, Hill Path Co-Investment, Hill Path E and Hill Path E2 during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
I.	Hill Path
(a)	Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Co-Investment, Hill Path H, Hill Path E and Hill Path E2, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 438,129 Shares owned by Hill Path E and (v) 36,871 Shares owned by Hill Path E2.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 6,987,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,987,962
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital, Hill Path Co-Investment, Hill Path E and Hill Path E2 during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
J.	Hill Path Holdings
(a)	Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment (iii) 1,334,162 Shares owned by Hill Path H, (iv) 438,129 Shares owned by Hill Path E and (v) 36,871 Shares owned by Hill Path E2.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 6,987,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,987,962
4. Shared power to dispose or direct the disposition: 0

(c)	Hill Path Holdings has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital, Hill Path Co-Investment, Hill Path E and Hill Path E2 during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
K.	Mr. Ross
(a)	Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 5,024,464 Shares owned by Hill Path Capital, (ii) 154,336 Shares owned by Hill Path Co-Investment, (iii) 1,334,162 Shares owned by Hill Path H, (iv) 438,129 Shares owned by Hill Path E and (v) 36,871 Shares owned by Hill Path E2.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 6,987,962
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,987,962
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ross has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Hill Path Capital, Hill Path Co-Investment, Hill Path E and Hill Path E2 during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 1, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

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CUSIP No. 81282V100

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Hill Path Capital Partners LP, Hill Path Capital Co-Investment Partners LP, Hill Path Capital Partners-H LP, Hill Path Capital Partners Co-Investment E LP, Hill Path Capital Partners Co-Investment E2 LP, Hill Path Capital Partners GP LLC, Hill Path Capital Partners E GP LLC, Hill Path Investment Holdings LLC, Hill Path Capital LP, Hill Path Holdings LLC and Scott I. Ross, dated May 1, 2017.
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CUSIP No. 81282V100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2017

Hill Path Capital Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Co-Investment Partners LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners-H LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment E LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners Co-Investment E2 LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

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CUSIP No. 81282V100

Hill Path Capital Partners GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners E GP LLC

By:	Hill Path Investment Holdings LLC Managing Member

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Investment Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott I. Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott I. Ross
Scott I. Ross

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CUSIP NO. 81282V100

SCHEDULE A

TRANSACTIONS IN SECURITIES OF the Company DURING THE PAST SIXTY DAYS

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

Hill Path Capital Partners LP

224,302	16.6331*	04/19/2017
321,824	16.9516*	04/20/2017
762,625	17.2298*	04/21/2017
275,013	17.4243*	04/25/2017
268,187	17.8862*	04/26/2017
173,590	17.8852*	04/27/2017
27,404	17.6894*	04/28/2017

Hill Path CAPITAL CO-INVESTMENT Partners LP

5,698	16.6331*	04/19/2017
8,176	16.9516*	04/20/2017
19,375	17.2298*	04/21/2017
6,987	17.4243*	04/25/2017
6,813	17.8862*	04/26/2017
4,410	17.8852*	04/27/2017
696	17.6894*	04/28/2017

Hill Path CAPITAL Partners CO-INVESTMENT E LP

438,129	17.7128*	05/01/2017

Hill Path CAPITAL Partners CO-INVESTMENT E2 LP

36,871	17.7128*	05/01/2017

_____________________________________

*The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from (in descending order by date) $16.525 to $16.67, $16.715 to $17.00, $17.13 to $17.30, $17.36 to $17.50, $17.845 to $18.00, $17.755 to $17.96, $17.66 to $17.70, and $17.54 to $17.81, respectively. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.